Filed Pursuant to Rule 424(b)(5)
Registration No. 333-31259
Prospectus

DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
BORGWARNER INC.
500,000 Shares
Common Stock
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    BorgWarner Inc. (the "Company"), through its Dividend Reinvestment and Stock Purchase Plan (the "Plan"), hereby offers to stockholders and other interested parties the opportunity to purchase shares of our Common Stock, $.01 par value, ("Common Stock"), through the Plan.  Under the Plan you can purchase our Common Stock by making initial cash purchases and optional cash purchases and automatic reinvesting your cash dividends into additional shares of Common Stock. No trading fees will be charged on any shares purchased through either initial or optional cash purchases or reinvested dividends.

    Shares of Common Stock needed to meet the requirements of the Plan will either be purchased in the open market or issued directly by the Company from authorized but unissued shares or treasury shares. If shares are purchased on the open market, the price per share will be the weighted average price of shares purchased to satisfy Plan requirements. If shares are purchased from the Company, the price per share will be the average of the daily high and low sale prices quoted on the NYSE composite tape for the Investment Date.

    The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker BWA. The closing price of the Common Stock on December 15, 2006 as shown by the NYSE composite tape was $57.76.

    This prospectus describes and constitues the BorgWarner Dividend Reinvestment and Stock Purchase Plan.  Please read this prospectus carefully and keep it for future reference.  If you have any questions about the Plan, please call the Plan administrator Mellon Bank N.A. at (800) 851-4229 between 8:00 a.m. and 9:00 p.m.eastern time, on any business day.  See "Administration."

    The Company is a leading global Tier 1 supplier of highly engineered systems and components, primarily to original equipment manufacturers ("OEMs") of passenger cars, sport utility vehicles and light trucks.  We are an original equipment supplier to every major OEM in the world.  The Company was incorpoated in Delaware in 1987.  Its executive offices are located at 3850 Hamlin Road, Auburn HIlls, Michigan 48326 and its telephone number is (248) 754-9200.  References in this prospectus to "we," "our," "us," and "BorgWarner" are to the Company.

    To the extent required by applicable law in certain jurisdictions, including AZ, FL, NJ, NC, ND and TX, shares of Common Stock offered under the Plan to persons not presently record holders of Common Stock are offered only through a broker/dealer registered in such jurisdictions.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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The date of this prospectus is December 15, 2006.

    No person is authorized in connection with any offering made hereby to give any information or to make any representations not contained or incorporated by reference in this Prospectus or any Prospectus Supplement, and any information or representation not contained or incorporated by reference herein or therein must not be relied upon as having been authorized by the Company or any other person. This Prospectus is not an offer to sell, or a solicitation of any offer to buy, by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date of such information.

WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and current reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may request copies of these documents by writing to the SEC and paying a fee for the copying costs. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Also, the SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including BorgWarner. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange and information about us is also available at the NYSE’s office.

    We have filed with the Commission a registration statement on Form S-3 (registration no. 333-31259) under the Securities Act with respect to the shares of Common Stock being offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. For further information with respect to the Company and the Common Stock, reference is hereby made to such registration statement and the exhibits thereto.

  INCORPORATION OF DOCUMENTS BY REFERENCE

    The SEC allows us to “incorporate by reference” certain of our publicly filed documents into this prospectus, which means that we may disclose material information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act at any time after the initial filing of the registration statement, whether before or after it is declared effective, until the offering of the securities is terminated. This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and does not contain all of the information set forth in the registration statement.

    The following documents that we previously filed with the SEC (SEC File No. 001-12162) are incorporated by reference; provided, however, that we are not incorporating, in each case, any document or information deemed to have been furnished and not filed in accordance with SEC rules.

(1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed on February 17, 2006;

(2) our Proxy Statement on Schedule 14A, relating to our annual meeting of stockholders held on April 26, 2006, filed on March 23, 2006;

(3) our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, filed on April 27, 2006;

(4) our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, filed on July 27, 2006;

(5) our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, filed on October 27, 2006;

(6) our Current Reports on Form 8-K filed February 1, February 8, April 27 (as to the Form 8-K including Items 1.01, 5.02 and 9.01 on such date), September 22, and October 30, 2006; and

(7) the description of our voting common stock contained in our registration statement on Form S-3/A (Registration No. 333-84931) filed on September 21, 1999, including any amendment or report filed for the purposes of updating such description.

    We will provide at no cost to any person to whom a copy of this prospectus is delivered, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents, unless specifically incorporated by reference. You should direct any requests for documents to BorgWarner Inc., 3850 Hamlin Road, Auburn Hills, Michigan 48326, Attention: Corporate Secretary.

RISK FACTORS

    You should carefully consider the following factors before you make any decision to invest in the securities described in this prospectus and any accompanying prospectus supplement.

Our industry is cyclical and our results of operations will be adversely affected by industry downturns.

    Automotive and truck production and sales are cyclical and sensitive to general economic conditions and other factors. Significant reduction in automotive or truck production would have a material adverse effect on our sales to original equipment manufacturers and our financial position and operating results.

We are dependent on sport utility vehicle and light truck market segments.

    Some of our products, in particular four-wheel drive transfer cases, are currently used exclusively in four-wheel drive systems for sport utility vehicles and light trucks. For 2005, for example, sales of rear-wheel drive transfer cases represented 12% of our total consolidated revenue. Any significant reduction in production in this market segment or loss of business in this market segment would have a material adverse effect on our sales to original equipment manufacturers and our financial position and operating results.

We face strong competition.

    We compete worldwide with a number of other manufacturers and distributors that produce and sell products similar to ours. Price, quality and technological innovation are the primary elements of competition. Our competitors include vertically integrated units of our major original equipment manufacturer customers, as well as a large number of independent domestic and international suppliers. We are not as large as a number of these companies and do not have as many financial or other resources. The competitive environment has changed dramatically over the past few years as our traditional U.S. original equipment manufacturer customers, faced with intense international competition, have expanded their worldwide sourcing of components. As a result, we have experienced competition from suppliers in other parts of the world that enjoy economic advantages, such as lower labor costs, lower health care costs and, in some cases, export or raw materials subsidies. Increased competition could adversely affect our businesses.

We are under substantial pressure from original equipment manufacturers to reduce the prices of our products.

    There is substantial and continuing pressure on original equipment manufacturers to reduce costs, including costs of products we supply. Although original equipment manufacturers have indicated that they will continue to rely on outside suppliers, a number of our major original equipment manufacturer customers manufacture products for their own uses that directly compete with our products. These original equipment manufacturers could elect to manufacture such products for their own uses in place of the products we currently supply. We believe that our ability to develop proprietary new products and to control our costs will allow us to remain competitive. However, we cannot assure you that we will be able to improve or maintain our gross margins on product sales to original equipment manufacturers or that the recent trend by original equipment manufacturers towards increased outsourcing will continue.

    Annual price reductions to original equipment manufacturer customers appear to have become a permanent feature of our business environment. In 2005 and 2004, the combination of price reductions to customers and cost increases for material, labor and overhead, totaled approximately $139.6 million and $127.8 million, respectively. To maintain our profit margins, we seek price reductions from our suppliers, improve production processes to increase manufacturing efficiency, update product designs to reduce costs and develop new products the benefits of which support stable or increased prices. Our ability to pass through increased raw material costs to our original equipment manufacturer customers is limited, with cost recovery less than 100% and often on a delayed basis. We cannot assure you that we will be able to reduce costs in an amount equal to annual price reductions and increases in raw material costs.

We rely on sales to several major customers.

    Our worldwide sales in 2005 to Ford Motor Company, Volkswagen, DaimlerChrysler and General Motors Corporation constituted approximately 16%, 13%, 12% and 9%, respectively, of our 2005 consolidated sales. These four customers constituted approximately 50% of our 2005 sales. Credit rating agencies rate two of these customers below investment grade. The corresponding percentages for 2004 were 21%, 10%, 14% and 10%. No other single customer accounted for more than 10% of our consolidated sales in 2005 or 2004.

    Although we have had long-standing relationships with each of Ford, Volkswagen, DaimlerChrysler, General Motors and have sold a wide variety of products to various divisions of each company globally, the loss of any significant portion of our sales to any of these customers would have a material adverse effect on our financial position and operating results.

We are sensitive to the effects of our major customers’ labor relations.

    All three of our primary North American customers, Ford, DaimlerChrysler and General Motors have major union contracts with the United Automobile, Aerospace and Agricultural Implement Workers of America. Because of domestic original equipment manufacturers’ dependence on a single union, we are affected by labor difficulties and work stoppages at original equipment manufacturers’ facilities. Similarly, a majority of our global customers’ operations outside of North America are also represented by various unions. Any work stoppage could have a material adverse effect on our financial position and operating results.

Part of our labor force is unionized.

    As of December 31, 2005, approximately 24% of our U.S. hourly employees were unionized. Our two most significant domestic collective bargaining agreements are for our Muncie, Indiana plant and our Ithaca, New York plants. The Muncie agreement expires in May 2009 and the Ithaca agreement expires in October 2008. The hourly workers at our European and certain Asian facilities are also unionized. While we believe that our relations with our employees are good, a prolonged dispute with our employees could have a material adverse effect on our financial position and operating results.

We are subject to extensive environmental regulations.

    Our operations are subject to laws governing, among other things, emissions to air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business, operations and activities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws. However, the operation of automotive parts manufacturing plants entails risks in these areas, and we cannot assure you that we will not incur material costs or liabilities as a result. Furthermore, through various acquisitions over the years, we have acquired a number of manufacturing facilities, and we cannot assure you that we will not incur materials costs and liabilities relating to activities that predate our ownership. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws that may be adopted in the future.

    We believe that the overall impact of compliance with regulations and legislation protecting the environment will not have a material adverse effect on our future financial position or operating results, but we cannot assure you that this will be the case. Capital expenditures and expenses in 2005 attributable to compliance with environmental laws were not material.

We may have liability in our material costs related to product warranties, environmental and regulatory matters, litigation and other claims.

    We and certain of our current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties at various hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws. As a result, as of December 31, 2005, we may be liable for the cost of clean-up and other remedial activities at 38 of these sites.

    Based on information available to us, we have established an accrual in our financial statements for indicated environmental liabilities, with a balance of approximately $38.3 million at December 31, 2005. We currently expect this amount to be expended over the next three to five years.

    We believe that none of these matters, individually or in the aggregate, will have a material adverse effect on our future financial position or operating results, either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other potentially responsible parties. However, we cannot assure you of the ultimate outcome.

    We provide warranties to our customers for some of our products. Under these warranties, we may be required to bear costs and expenses for the repair or replacement of these products. We cannot assure you that costs and expenses associated with these product warranties will not be material, or that those costs will not exceed any amounts accrued for such warranties in our financial statement.

    Based upon information available to us, we have established an accrual in our financial statements for product warranties, with a balance of approximately $44.0 million at December 31, 2005.

    We are also party to, or have an obligation to defend a party to, various legal proceedings, including those described in Note 14 to the Notes to the Consolidated Financial Statements. Although we believe that none of these matters is likely to have a material adverse effect on our financial condition or future operating results, there can be no assurance as to the ultimate outcome of any such matter or proceeding.

Our growth strategy may prove unsuccessful.

    We have a stated goal of increasing revenues and operating revenues at a rate greater than global vehicle production by increasing content per vehicle with innovative new components and through select acquisitions. We may not meet our goal because of any of the following: (a) a significant decrease in the production of sport utility vehicles and light trucks, high content vehicles for us; (b) the failure to develop new products which will be purchased by our customers; (c) technology changes rendering our products obsolete; (d) a reversal of the trend of supplying systems (which allows us to increase content per vehicle) instead of components; and (e) the failure to find suitable acquisition targets or the failure to integrate operations of acquired businesses quickly and cost effectively.

We are subject to risks related to our international operations.

    We have manufacturing and technical facilities in many regions and countries, including North America, Europe, China, India, South Korea, Japan, and Brazil and sell our products worldwide. For 2005, approximately 55 percent of our sales were outside North America. Consequently, our results could be affected by changes in trade, monetary and fiscal policies, trade restrictions or prohibitions, import or other charges or taxes, and fluctuations in foreign currency exchange rates, changing economic conditions, and political instability and disputes.

We may not realize sales represented by awarded business.

    We base our growth projections, in part, on commitments made by our customers. These commitments generally renew yearly during a program life cycle. If actual production orders from our customers do not approximate such commitments, it could have a material adverse effect on our growth and financial performance.

We are impacted by the rising cost of providing pension and other postretirement benefits.

    The automotive industry, like other industries, continues to be impacted by the rising cost of providing pension and other postretirement benefits. To partially address this impact, we adjusted certain retiree medical plans effective April 1, 2006 to provide certain participating retirees with continued access to group health coverage while reducing our subsidy of the program. See “Item 1. Legal Proceedings” in our Current Report on Form 10-Q for the quarterly period ended September 30, 2006 filed with the SEC and any additional descriptions in the reports we subsequently file with the SEC.

Certain defined benefit pension plans we sponsor are currently underfunded.

    We sponsor certain defined benefit pension plans worldwide that are underfunded and will require cash payments. Additionally, if the performance of the assets in our pension plans does not meet our expectations, or if other actuarial assumptions are modified, our required contributions may be higher than we expect. See Note 11 to our audited consolidated financial statements for the year ended December 31, 2005 and “New Accounting Pronouncements” in “Item 2. Management’s Discussions and Analysis of Financial Condition and Results of Operations” in our Current Report on Form 10-Q for the quarterly period ended September 30, 2006 filed with the SEC and any additional descriptions in the reports we subsequently file with the SEC.

THE PLAN

    The Plan provides existing and potential investors the opportunity to make optional or initial cash purchases of our Common Stock directly from the Plan, thereby avoiding fees and commissions. Under the Plan, optional cash purchases of our Common Stock must be at least $50. Initial cash purchases of our Common Stock must be at least $500. Purchases of our Common Stock (both optional and initial cash purchases) can be no greater than $120,000 in a calendar year. Participants in the Plan may also elect to reinvest all or a portion of their cash dividends in additional shares of Common Stock. Participants, for no charge, may deposit our Common Stock certificates with the Administrator for safekeeping. Participants may also sell shares of our Common Stock through the Plan.

ADMINISTRATION

    The Mellon Bank N.A. (the "Administrator") has been appointed by the Company to act as administrator of the Plan. The Administrator, as agent for Plan participants, is responsible for receiving all cash to be invested by participants and performing other duties required by the Plan. The Administrator will forward funds to be used to purchase shares of Common Stock in the open market to Chase Securities, Inc. ("Chase"), an affiliate of the Administrator. The Administrator also will promptly forward instructions to sell shares to Chase. Chase is responsible for purchasing and selling shares of Common Stock in the open market for participants' Plan accounts in accordance with the provisions of the Plan. Additionally, Mellon Investor Services, L.L.C., an affiliate of the Administrator, will perform certain services for the Plan, including keeping records, sending statements of account activity to participants and other ministerial duties.

For information about the Plan, participants should contact Mellon Investor Services:

Call Mellon Investor Services: (800) 851-4229
Outside the United States call collect: (201) 680-6578
Website address: www.melloninvestor.com
E-mail address: shrelations@melloninvestor.com

Participants should send written requests and notices as follows:

A. For optional cash purchases:

The Mellon Bank N.A.
c/o Mellon Investor Services
Optional Cash Investments
P.O. Box 382009
Pittsburgh, PA 15250

Check or money order should be made payable to The Mellon Bank N.A. in U.S. dollars. Participants should use the transaction stub at the bottom of their statement for optional cash purchases.

B. For correspondence and all requests except optional cash purchases:

The Mellon Bank N.A.
c/o Mellon Investor Services
P.O. Box 3338
South Hackensack, NJ 07606-1939

Participants should include their daytime telephone number.

PLAN SERVICE FEES

Fees and charges for the Plan are as follows:
Share Safekeeping	No charge
Certification of Shares	No charge
Initial Cash Purchase	No charge
Optional Cash Purchase	No charge
Sale of Shares	$15.00 plus $0.12/share
Dividend Reinvestment	No charge

ELIGIBILITY/ENROLLMENT

    To participate in the Plan, the requirements listed below must be met. Citizens or residents of countries other than the United States should first determine if there are any governmental regulations which would prohibit participation in the Plan.

    To make an initial cash purchase of Common Stock, you must forward a completed enrollment form and the initial cash purchase to the Administrator. Initial cash purchases must be at least $500. You may not sell or withdraw shares purchased by check for a period of fifteen (15) calendar days from the receipt of the check by the Administrator. Payment can be made by check, money order or by automatic withdrawal from a bank account. Interest will not be paid on funds held pending investment. Funds will be held in an account for the exclusive benefit of Plan participants pending investment.

    Current investors who hold Common Stock registered in their names may join the Plan by returning a completed enrollment form to the Administrator. Current investors whose shares are held in a brokerage, bank or other intermediary account, should (i) instruct their broker, bank or trustee to register some or all of their Common Stock directly in their name and (ii) return a completed enrollment form to the Administrator. Unless investors make a written request for the issuance of certificates, shares will be registered in book entry form. (See "Book Entry; Certificates for Shares; Share Safekeeping" on page 8).

PURCHASE OPTIONS
Dividends

    Participants in the Plan may elect (i) full reinvestment of cash dividends for the purchase of additional shares of Common Stock or (ii) partial reinvestment of cash dividends and partial payment of cash dividends. Participants who choose partial dividend reinvestment may have their cash dividend payment deposited electronically into their bank account instead of receiving a check by mail. Participants may elect to reinvest dividends on as little as one share of Common Stock. For participants who do not elect to reinvest their dividends, cash dividends will be paid by check or electronic deposit, as chosen under the Plan.

Optional Cash Purchases

    Participants may purchase additional shares of Common Stock through the Plan's optional cash purchases feature.  The minimum optional cash purchase is $50.  The total investment (both initital and optional cash purchases ) allowed in any calendar year is $120,000 per participant.  Optional cash purchases can be made by check or money order, or by automatic withdrawal from participant's bank accounts.  Funds will be deducted from participant's bank accounts on the 15th day of each month.  If this date falls on a bank holiday or weekend, funds will be deducted on the next business day.

PURCHASE OF SHARES FOR THE PLAN

    The Administrator will purchase our Common Stock using initial and optional cash purchases as promptly as possible, but at least once each week. The Administrator will reinvest dividends to purchase Common Stock on a quarterly basis. Purchases can be made over a number of days to meet the requirements of the Plan.

SOURCE AND PRICING OF SHARES

    Common Stock needed to meet the requirements of the Plan will either be purchased by the Administrator in the open market or issued directly by us from authorized but unissued shares or treasury shares. Initially, Common Stock will be purchased in the open market.

    If shares are purchased in the open market, whether for initial or optional cash purchases or dividend reinvestment, the price per share will be the weighted average price of shares purchased to satisfy Plan requirements.

    If the shares are purchased from the Company, the price per share for initial and optional cash purchases will be the average of the daily high and low sales prices quoted on the NYSE composite tape for the relevant Investment Date. An "Investment Date" is the date each week on which shares of Common Stock are allocated to the Plan accounts for participants who acquire shares through initial or optional cash purchases. For quarterly reinvestment of dividends, the "Investment Date" is the Dividend Payment Date, and the price per share will be the average of the daily high and low sales prices quoted on the NYSE composite tape for that date. In the event no trading is reported for the Investment Date, the purchase price will be the average of the high and low sales prices of Common Stock for the most recent business day for which trading for Common Stock was reported on the NYSE composite tape.

Timing and Control

    Because the Administrator will arrange for the open market purchase of shares on behalf of the Plan neither the Company nor any participant in the Plan has the authority or power to control the timing or pricing of shares purchased or the selection of the broker making the purchases. Therefore, Participants will not be able to precisely time their purchases through the Plan, and will bear the market risk associated with fluctuations in the price of the Common Stock. It is possible that the market price of the Common Stock could go up or down before the broker purchases Common Stock with a participant's funds. In addition, participants will not earn interest on initial or optional cash purchases for the period before the shares are purchased.

SALE OF SHARES FOR THE PLAN

    Participants may sell any number of shares held in their Plan account or other eligible book entry shares by notifying the Administrator. The Administrator will arrange for sales to be made at least weekly. Sales may be made more frequently if volume dictates. The sale price will be the weighted average price of all shares sold for Plan participants during that period. Participants will receive the proceeds of the sale less a $15 sales transaction fee, a $0.12 per share trading fee, and any required tax withholdings. Participants may choose to sell their shares through a stockbroker of their choice, in which case they should contact the Administrator to authorize a transfer to their broker or request a certificate for their shares. If a participant's total holdings fall below one share, the Administrator will liquidate the fractional share and remit the proceeds, less any applicable fees, and close the Plan account.

Timing and Control

    Because the Administrator will sell the shares on behalf of the Plan, neither the Company nor any participant in the Plan has the authority or power to control the timing or pricing of shares sold or the selection of the broker making the sales. Therefore, participants will not be able to precisely time the sales through the Plan and will bear the market risk associated with fluctuation in the price of the Common Stock. It is possible that the market price of the Common Stock could go down or up before the broker sells a participant's shares. In addition, participants will not earn interest on a sales transaction.

BOOK ENTRY; CERTIFICATES FOR SHARES; SHARE SAFEKEEPING

    Shares purchased under the Plan will be maintained in participants' Plan accounts in book entry form. Certificates for shares will be issued only upon written request to the Administrator. Participants may use the Plan's share safekeeping service to deposit with the Administrator any shares of Common Stock in their possession. Safekeeping is beneficial because participants no longer bear the risks associated with loss, theft or destruction of stock certificates. With safekeeping, participants have the options of reinvesting their dividends or receiving cash dividends, or selling their shares under the Plan. To use the safekeeping service, participants should send their certificates to Mellon Investor Services by registered mail with written instruction to deposit them in safekeeping. If participants use registered mail, their certificates will be automatically covered by an Administrator blanket bond up to the first $100,000 of value. Participants should not endorse the certificates or complete the assignment section.

GIFT/TRANSFER OF SHARES WITHIN THE PLAN

    Participants can give or transfer shares of Common Stock to anyone they choose by:

    Making an initial $500 cash purchase to establish an account in a recipient's name; or

    Submitting an optional cash purchase on behalf of an existing Participant in the Plan in an amount not less than $50; or

    Transferring shares from their account to the recipient.

    Participants must transfer a whole number of shares unless the entire account is transferred. Participants may transfer shares to new or existing shareholders. Mellon Investor Services will automatically place such new accounts in full dividend reinvestment status. New participants, at their discretion, may elect another option. Requests by participants who reinvest dividends to either (i) transfer all their shares or (ii) make a partial sale and transfer the balance of their shares may have processing of their request held until after their account is credited with reinvested dividends if their request is received between the ex-dividend and the dividend payment date. This hold period could be as long as four weeks.

    Upon requesting a gift or transfer, participants must have their signature guaranteed by a financial institution participating in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing the certificate is in fact the registered owner as it appears on the stock certificate or stock power.

    Participants should contact their bank or broker for more information regarding the Medallion Guarantee program. Please call Mellon Investor Services at (800) 851-4229 for additional assistance.

REPORTS TO PARTICIPANTS

    If participants reinvest dividends, the Administrator will mail a quarterly statement showing all transactions (shares, amounts invested, purchase prices, sale prices) for the account including year-to-date and other account information. Supplemental statements or notices will be sent when participants make an initial or optional cash purchase or a deposit, transfer, withdrawal or other change in share holdings.

    If participants do not reinvest dividends, the Administrator will promptly mail a statement or notice confirming any transactions, including transfers and certificate deposits. Such participants who continue to be enrolled in the Plan, but have no transactions, will receive an annual statement of holdings.

    Participants should retain their account statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

    Participants should notify the Administrator promptly of any change in address since all notices, statements and reports will be mailed to the address of record.

FEDERAL INCOME TAX CONSEQUENCES

    The following discussion relates to the material federal income tax consequences of participation in the Plan. The effect of such tax consequences upon any participant will depend upon such participant's individual circumstances which together with the state and local tax consequences of participation should be discussed by each participant with his or her tax advisor.

    A Participant will be required to include in federal taxable income dividend amounts reinvested in Common Stock pursuant to the Plan even though the participant does not actually receive the dividend amount in cash. When the Administrator purchases Common Stock for a participant's account on the open market with reinvested dividends, the amount of the dividend included in taxable income will also include that portion of any trading fees, service charges and any applicable taxes paid by the Company that are attributable to the acquisition of the shares.

    A participant's tax basis in shares acquired pursuant to the Plan is in general equal to the amount of the dividend income included in federal taxable income described above. Such shares of Common Stock will have a holding period beginning on the day after the shares are allocated to the participant's account.

    A participant will not realize any taxable income upon the participant's request for certificates for certain or all shares acquired pursuant to the Plan. However, a Participant will realize gain or loss when shares held by the participant or shares held in the participant's Plan account are sold.

OTHER INFORMATION

Stock Split, Stock Dividend and Other Distributions

    In the event dividends are paid in Common Stock, or Common Stock is distributed in connection with any stock split or similar transaction, each account will be adjusted to reflect the receipt of the Common Stock so paid or distributed.

Voting of Plan Shares

    Participants will have the exclusive right to exercise all voting rights for shares of Common Stock held in their account. The Administrator will forward all shareholder material relating to shares of Common Stock held in a participant's account to the participant. Shares held in a Plan account may be voted in person or by proxy received by the participant prior to any meeting of the shareholders. Shares of Common Stock held in a participant's account will not be voted unless the participant or his or her proxy votes them.

Limitation of Liability

    Neither the Company nor the Administrator (nor any of their respective agents, representatives, employees, officers, directors, or subcontractors) will be liable to Plan participants in administering the Plan for any act done in good faith or for any good faith omission to act, including, without limitation, any claim of liability arising from (i) failure to terminate a participant's account upon a participant's death or adjudicated incompetency, prior to the receipt of notice in writing of such death or adjudicated incompetency, (ii) the prices or times at which shares are purchased or sold for participants or (iii) fluctuations in the market value of the Common Stock.

Change or Termination of the Plan

    In its sole discretion, the Company may suspend, modify, or terminate the Plan at any time in whole, in part, or with respect to participants in one or more jurisdictions. Notice of such suspension, modification, or termination will be sent promptly to all participants. Upon any whole or partial termination of the Plan, the Plan accounts of affected participants shall be treated as individual book entry accounts. Fractional shares in Plan accounts will be sold in the open market in the aggregate and their cash value determined for each account by reference to the price received for sales of all shares, including fractions in the aggregate (less trading fees, related service charges and applicable taxes, as described herein), for the relevant sale date. A check for the proceeds of the fractional share sale will be sent to each Participant at his or her latest address of record. Dividends paid thereafter on shares held in individual book entry accounts shall be transmitted via check.

Termination of Individual Participation

    In its sole discretion, the Company may suspend, modify or terminate the Plan account of any participant after advance written notice is mailed to the participant at the address appearing on the Administrator's records. Upon any whole or partial termination of a Plan account, the Plan accounts of affected participants shall be treated as individual book entry accounts. Fractional shares in Plan accounts will be sold in the open market and their cash value determined for each account by reference to the price received for sales of all shares, including fractions in the aggregate (less trading fees, related service charges and applicable taxes, as described herein), for the relevant sale date. A check for the proceeds of the fractional share sale will be sent to each participant at his or her latest address of record. Dividends paid thereafter on shares held in individual book entry accounts shall be transmitted via check.

    A participant may request termination of his or her participation in the Plan at any time. Upon termination, the participant may instruct the Administrator to send the appropriate stock certificates for all whole shares of Common Stock in the Plan account to the participant's address of record. A participant will receive a check for the liquidation proceeds for any fractional share held in his or her Plan account at the date of termination. Fractional shares in Plan accounts for terminating Participants will be sold in the open market and their cash value determined for each account by reference to the price received together with other fractions and whole shares to be sold for other participants (less trading fees, related service charges and applicable taxes, as described herein) for the relevant sale date. After participation in the Plan has been terminated, no further investments may be made without re-enrolling in the Plan.

    Participants may also terminate participation in the Plan by requesting the Administrator to sell all shares in his or her Plan account. Upon such request, the Administrator shall sell such shares in the manner described in the section entitled "Sale of Shares for the Plan." The check a participant will receive from the Administrator upon such termination will include the sale proceeds of whole shares in the Plan account plus the liquidation value of any fractional share. Fractional shares in Plan accounts will be sold in the open market together with other fractions and whole shares to be sold for other participants and their cash value determined for each account by reference to the price received for all whole shares sold (less trading fees, related service charges and applicable taxes, as described herein) for the relevant sale date.

    Participants may also be able in the future to terminate participation in the Plan by requesting the Administrator to transfer all the participant's plan shares electronically to a financial intermediary the participant designates. These services are not fully operational on an industry-wide basis as of this date.

Use of Proceeds

    It is expected that shares of Common Stock needed to meet the requirements of the Plan will be purchased on the open market. From time to time, the Company may elect to have the Plan purchase Common Stock directly from the Company in the form of authorized but unissued or treasury shares. The Company intends to use any net proceeds from the sales of such shares for general corporate purposes.

Legal Matters

    Laurene H. Horiszny, Vice President, Secretary and General Counsel of the Company, has given her opinion concerning the validity of the Common Stock covered by this Prospectus. Ms. Horiszny owns Common Stock and is eligible to participate in the Plan.

Foreign Participation

    Participants who live outside the United States should determine whether any laws or governmental regulations prohibit their participation in the Plan. In addition, the Company reserves the right to terminate participation of any shareholder if it deems it advisable under any foreign law or regulation.

Experts

    The consolidated financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005 and management’s report on the effectiveness of internal control over financial reporting as of December 31, 2005, included and incorporated by reference in the registration statement, including the prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

DESCRIPTION OF CAPITAL STOCK

The following summary description of our common stock is based on the provisions of our restated certificate of incorporation and by-laws and the applicable provisions of the Delaware general corporation law. This information is qualified entirely by reference to the provisions of our restated certificate of incorporation, our by-laws and the Delaware general corporation law. For information on how to obtain copies of our restated certificate of incorporation and by-laws, see “Where You Can Find More Information.”

Authorized Capital

We currently have authority to issue 180,000,000 shares of capital stock, consisting of 5,000,000 shares of preferred stock, $0.01 par value, 150,000,000 shares of voting common stock, $0.01 par value, and 25,000,000 shares of non-voting common stock, $0.01 par value. As of September 30, 2006, 57,555,044 shares of our voting common stock were issued and outstanding, and no shares of our non-voting common stock or preferred stock were issued or outstanding.

The rights of the holders of our voting and non-voting common stock discussed below are subject to the rights that our board of directors may from time to time confer on holders of our preferred stock issued in the future. These rights may adversely affect the rights of holders of our voting common stock, non-voting common stock, or both.

Requirements for Advance Notification or Stockholder Proposals and Nominations

Our by-laws contain provisions requiring that a stockholder deliver advance notice of any business that such stockholder intends to raise at an annual meeting of stockholders and providing for procedures to be followed if a stockholder wishes to nominate a person to be elected as a director. To be timely, the stockholder must give written notice to our Secretary not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting. If the date of the next annual meeting is more than 30 days before, or more than 60 days after, the first anniversary of the preceding year’s annual meeting, the stockholder must deliver notice to our Secretary not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

The notice must provide information about the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is being made, each person whom the stockholder proposes to nominate for election or reelection as director, and the business to be brought before the meeting. In addition, if we plan to increase the size of our board of directors, and we do not publicly announce all of the nominees for election or specify the size of the increased board of directors at least 70 days prior to the first anniversary of the preceding year’s annual meeting, a stockholder will have ten days following the date of our public announcement to give notice with respect to nominees for any new positions created by such increase.

Special Meetings

Subject to the rights of holders of preferred stock, special meetings of stockholders may be called only by our board of directors pursuant to a resolution approved by a majority of the total number of directors, or by a person or committee expressly so authorized by our board of directors pursuant to a resolution approved by a majority of the total number of directors. According to our by-laws, if we call a special meeting to elect directors to our board of directors, a stockholder may nominate individuals for election if such stockholder delivers notice to our Secretary not earlier than the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by our board of directors to be elected at such meeting.

Voting Rights

    Each holder of our common stock is entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders, and does not have cumulative voting rights. In general, holders of our non-voting common stock do not have voting rights, other than those required by law. However, holders of non-voting common stock may vote as a separate class on amendments to the restated certificate of incorporation that adversely affect their powers, preferences or special rights as holders of non-voting common stock.

Conversion Rights

    Qualified institutional investors who are subject to regulatory requirements that forbid or limit their right to own general voting stock may convert their common stock into non-voting common stock on a share-for-share basis as needed to satisfy applicable regulatory requirements, or directly purchase non-voting common stock because of such regulatory requirements. Thereafter, the non-voting common stock may be converted into common stock on a share-for-share basis in such circumstances as are permitted by applicable regulatory requirements.

Dividends

    Subject to any preferential rights of any of our outstanding preferred stock, holders of our common stock and non-voting common stock, treated as a single class, are entitled to receive, based on the number of shares held, cash dividends when and as declared by our board of directors from funds legally available for such purpose.

Rights Upon Liquidation

    If we liquidate, holders of our common stock and non-voting common stock, treated as a single class, are entitled to receive, based on the number of shares held, all of the assets available for distribution to stockholders after payment of all prior claims, including any preferential liquidation rights of any preferred stock outstanding at that time. The holders of our common stock and non-voting common stock do not have any redemption rights.

No Action by Written Consent

Subject to the rights of holders of preferred stock, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be affected by any consent in writing by such stockholders.

Other Rights

    The holders of our common stock and non-voting common stock do not have preemptive rights to subscribe to any additional shares of any class of our capital stock. All of our outstanding shares of common stock are, and, upon conversion or exchange, any issued shares of our common stock and/or non-voting common stock will be, fully paid and non-assessable. Our common stock and non-voting common stock do not have any sinking fund provisions.

    Our voting common stock is listed for trading on the New York Stock Exchange under the symbol “BWA” and the transfer agent and registrar for our voting common stock is Mellon Investor Services, L.L.C..

Some Important Charter and Statutory Provisions

    Our restated certificate of incorporation provides for the division of our board of directors into three classes of directors, each serving staggered, three-year terms. In addition, our restated certificate of incorporation and our by-laws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of our outstanding voting power. Our restated certificate of incorporation further provides generally that any alteration, amendment or repeal of its sections regarding the composition, election and classification of our board of directors requires the approval of the holders of at least 80% of our outstanding voting power.

    Our restated certificate of incorporation also provides that when it is evaluating any proposal from another party to (1) make a tender offer for our equity securities, (2) merge or consolidate us with another corporation or (3) purchase or otherwise acquire substantially all of our properties and assets, our board of directors must give due consideration to all relevant factors, including the social and economic effects on our employees, customers, suppliers and other constituents and the communities in which we operate or are located.

    Our restated certificate of incorporation provides that a director will not be personally liable for monetary damages to us or our stockholders for breach of fiduciary duty as a director, except for liability:

·	for any breach of the director’s duty of loyalty to us or our stockholders;

·	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

·	for paying a dividend or approving a stock repurchase or redemption in violation of Section 174 of the Delaware general corporation law; or

·	for any transaction from which the director derived an improper personal benefit.

    Our restated certificate of incorporation also provides that each of our current or former directors, officers, employees or agents, or each such person who is or was serving or who had agreed to serve at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of that person), will be indemnified by us to the fullest extent permitted by the Delaware general corporation law. Our restated certificate of incorporation also specifically authorizes us to enter into agreements with any person providing for indemnification greater or different than that provided by our restated certificate of incorporation.

    These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our company or our management.

    We are subject to the provisions of Section 203 of the Delaware general corporation law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

(1)	prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2)
when the transaction that resulted in such person becoming an interested stockholder was completed, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding, for purposes of determining the number of shares outstanding, shares owned by some directors or employee stock plans; or

(3)
on or after the date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized by the affirmative vote, and not by the written consent, of at least two-thirds of outstanding voting stock, excluding the stock owned by the interested stockholder.

    For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person, other than the corporation and any direct or indirect majority-owned subsidiary of the corporation, who together with affiliates and associates, owns or, as an affiliate or associate, within three years prior, did own, 15% or more of the corporation’s outstanding voting stock.

Stockholder Rights Plan

    On July 21, 1998, our board of directors adopted a stockholder rights plan and, on July 22, 1998, signed a rights agreement with Mellon Investor Services, L.L.C., as rights agent. A copy of our rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated by reference into this prospectus. Under our stockholder rights plan, one preferred stock purchase right is attached to each outstanding share of our common stock. We refer to these preferred stock purchase rights as the “rights.” Each share of common stock and each share of non-voting common stock issued in the future will also receive a right until the rights become exercisable. Until a right is exercised, the holder of a right does not have any additional rights as a stockholder. These rights will expire on July 22, 2008, unless they are previously redeemed or exchanged by us as described below. These rights trade automatically with our common stock and non-voting common stock and will separate from the common stock and non-voting common stock and become exercisable only under the circumstances described below.

    In general, the rights will become exercisable when the first of the following events happen:

(1)	ten calendar days after a public announcement that a person or group has acquired beneficial ownership of 20% or more of the sum of our outstanding common stock and non-voting common stock; or

(2)
ten business days, or such other date determined by our board of directors, after the beginning of, or announcement of an intention to begin, a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the sum of our outstanding common stock and non-voting common stock.

    If the rights become exercisable, holders of the rights will be able to purchase from us one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $300, subject to adjustment. However, all rights owned by any persons or groups triggering the event shall be void. If a person or group acquires 20% or more of the sum of our outstanding common stock and non-voting common stock then each right will entitle the holder (other than the 20% or more person or group that triggered the rights) to purchase a number of shares of our common stock in respect of rights attached to our common stock, or a number of shares of our non-voting common stock in respect of rights attached to our non-voting common stock, in either case having a market value of two times the exercise price of the right.

    If we are acquired in a merger or other business combination transaction, or 50% or more of our consolidated assets or earning power are sold after a person or group acquires 20% or more of the sum of our outstanding common stock and non-voting common stock, then each right will entitle the holder (other than the 20% or more person or group that triggered the rights) to purchase a number of shares of common stock of the surviving or acquiring corporation having a market value of two times the exercise price of the right.

    At any time after a person or group has acquired beneficial ownership of 20% or more of our outstanding common stock and non-voting common stock, our board of directors may, at its option, exchange all or any part of the then outstanding and exercisable rights for shares of common stock or shares of Series A Preferred Stock at an exchange ratio of one share of common stock or one one-hundredth of a share of Series A Junior Participating Preferred Stock per right. However, our board of directors will not be empowered to effect such exchange at any time after any person or group becomes the beneficial owner of 50% or more of our outstanding common stock.

    Our board of directors may redeem the rights for $.01 per right at any time before a person or group has acquired beneficial ownership of 20% or more of the sum of our outstanding common stock and non-voting common stock. Our board of directors may generally reduce the 20% trigger to the higher of (1) the largest percentage then known to our company beneficially owned by a person or group or (2) 10%, and may otherwise amend the rights at any time before a person or group has acquired beneficial ownership of 20% or more of the sum of our outstanding common stock and non-voting common stock. The rights will expire at the close of business on July 22, 2008 unless we redeem them before that date.

Commission Position on Indemnification for Securities Act Liabilities

    Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides that a corporation has the power to indemnify its officers and directors against the expenses, including attorney's fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

    As permitted by Section 102 of the DGCL, our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") provides that no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director other than (i) for breaches of the director's duty of loyalty to the Company and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, and (iv) for any transaction from which the director derived an improper personal benefit.

    Our Certificate of Incorporation provides for indemnification of our directors and officers to the fullest extent permitted by the DGCL, and allows us to advance or reimburse litigation expenses upon submission by the director, officer or employee of an undertaking to repay such advances or reimbursements if it is ultimately determined that indemnification is not available to such director or officer.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy and unenforceable.